Room 4561

December 13, 2006

Mr. James Regan
President and Chief Executive Officer
Dynamics Research Corporation
60 Frontage Road
Andover, Mass. 01810

> **Re:** **Dynamics Research Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q filed during Fiscal 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 000-02479**

Dear Mr. Regan:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed for the period ended December 31, 2005

Item 9A Controls and Procedures, page 74

1. It does not appear that the disclosure in your Form 10-K for the year ended December 31, 2005 conforms to Item 307 of Regulation S-K. In particular, we note that you "concluded that [y]our disclosure controls and procedures are effective for ensuring that information required to be disclosed by [you] in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Item 307 requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure

controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, tell us whether Dynamic Research's disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the period ended December 31, 2005 and confirm that Dynamic Research will evaluate its disclosure controls and procedures required by these rules in all future reports. We note similar disclosures in each of your Forms 10-Q filed during fiscal 2006.

Form 10-Q filed for the period ended September 30, 2006

Item 4 Controls and Procedures, page 26

2.   Please revise to disclose the information required by Item 308(c) of Regulation S-B. See Item 4 of Form 10-Q. We note similar disclosures in each of your Forms 10-Q filed during fiscal 2006.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant